Exhibit 4(r)(2)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

DEFAULT ANNUITY COMMENCEMENT DATE

AND FORM OF PAYMENT

ENDORSEMENT

The group annuity contract (the “Contract”) is changed to add the following new provision:

Default Annuity Commencement Date and Form of Payment

The Annuity Commencement Date or maturity date with respect to the interest of a Participant in this Contract is changed to the Certificate Anniversary following his or her 95th birthday. Unless we agree, the Participant may not choose an Annuity Commencement Date or maturity date that is later than that date.

The Participant may choose an earlier date as your Annuity Commencement Date or maturity date. The Participant’s choice must be made by Written Request that is received by us no later than the chosen date, and at least thirty (30) days before the date of the first payment to be made under a Settlement Option.

Annuity Benefit payments with respect to the interest of a Participant in the Contract shall be made in the form of a life annuity with payments guaranteed for a fixed period of ten (10) years, or if fewer, the maximum number of whole years permitted under the tax qualification endorsement, if any. Payments shall be made in annual installments, with the payments to be made on the last day of each annual payment interval. The interest rate and life expectancies used to calculate the payments will be no less favorable to the Participant than those guaranteed under the Contract.

In place of that, a Participant may choose to have his or her Annuity Benefit payments made in the form of any other option that is available to him or her under the Contract. The Participant’s choice must be made by Written Request that is received by us no later than his or her Annuity Commencement Date or maturity date, and at least thirty (30) days before the date of the first payment to be made.

No Annuity Benefit will be paid with respect to the interest of a Participant in the Contract if the amount to be applied upon annuitization is less than $2,000. In that case, the amount to be applied shall be paid as a lump sum on the Annuity Commencement Date. In place of that, we may also exercise any right that we may then have to terminate the interest of the Participant in the Contract.

This Endorsement is a part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT